TATA



05005140

A/M

28th December 2004
BP/AD-M1A/ 633

82-3733

The Stock Exchange
Rotunda Building
Dalal Street
Mumbai 400 001

SUPPL



PROCESSING
SECTION
RECEIVED
JAN 1 3 2005
185
SEC MAIL
WASH. D.C.

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 20th January 2005 to consider and take on record the unaudited financial results (provisional) for the quarter/nine months ended 31st December 2004.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

1/13

TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801